

Company Name	Win-Win

Logo



Headline	Gamified giving; the future of fundraising

Cover photo



**Hero
Image**



Tags   Minority Founders, Sports, Social Impact, Black founders, Tech

**Pitch
text**

Deal highlights

- Engaging donors and influencers to make donating to charity more fun and rewarding

- Leveraging sports gaming and pro athletes to transform the $410B charitable giving industry

- Founder is a former NFL linebacker, philanthropist, and self-taught coder with direct access to talent

- Engaged 160+ professional athletes across the NFL and NBA, with approximate social media reach of 185M+ fans

- Raised $1.2M pre-seed funding from well respected private investors, including Duke Univ., Sand Hill Angels, Backstage Capital, and pro athletes

- 500 Startups graduate, ranked Top 5 in class by TechCrunch

Now is the time to Win-Win
After 2 years of product development and positive user feedback, Win-Win is now ready for primetime!

Charitable fundraising is ripe for innovation, and Win-Win is leading the effort by improving the giving process for donors. By investing in Win-Win, you'll enable us to capitalize on our validated product-market fit -- bringing Win-Win to the masses by scaling operations and leveraging our growing network of iconic athlete partners.

With your support, we can drastically improve charitable giving--increasing efficiency and value exchange, **so anybody can positively impact the world**!

 **The problem**

Fewer people are donating to charity in America
Why? Charitable giving methods are stuck in the past.

Since the early 2000s, the number of Americans who give to nonprofits has dropped by nearly 15%.

Influencers have a unique ability to engage donors and raise awareness for charitable causes. For example, NFL superstar J.J. Watt led a fundraising effort across social media to support flood victims that resulted in $38M raised within two weeks.

Over 35% of Americans said they engaged with a cause because of an influencer's recommendation. Of that 35%, over 50% shared awareness about the cause and made a financial donation. Yet there's no one efficient platform to connect influencers with charitable causes, and to engage donors through influencer campaigns. Existing platforms feature outdated models that result in declining donor participation.

This has to change!

 **The solution**

Win-Win: Gamified giving where all parties benefit
By combining fantasy sports style gaming with charitable giving, Win-Win enables anybody to positively impact the world in a more fun and rewarding way!

How it works:

1. Pro athletes host competitive game tournaments, such as "Pick Em" challenges, and promote the tournaments all across social media directly to their fans

2. As fans enter the tournaments, they can submit a voluntary, tax-deductible donation for any amount and unlock Win-Win perks

3. Based on the tournament's leaderboard ranking, fans win exclusive memorabilia and priceless experiences with the host athletes

The winning edge

Enables pro athletes to now activate their entire fanbase in support of a charitable cause, instead of just a handful of wealthy donors.

Competitive gaming tournaments make the experience fun and ensures extended, repeated engagement.

Win-Win's unique model properly incentivizes participation--**EVERY fan who enters a tournament wins a prize**, from first place to last place, regardless of how much they donate.

Tier 1: Epic Athlete Experience

Tier 2: Athlete-Related Prize

Tier 3: Brand-Sponsored

Win-Win pays zero cost for prizes

This **ensures higher user acquisition and retention** -- fans are more inclined to engage knowing they'll win!

 **Market opportunity**

Win-Win taps 2 massive, growing industries
Total addressable market: $33 billion

1. **Charitable giving by individuals**: **$289B**. Total addressable market: Giving online via raffles, auctions, or crowdfunding: $23B.

   1. By making the process of donating online more engaging and fun, we believe we have a huge opportunity to capture and grow this $23B addressable market

2. **Digital Marketing Total Spend: $266B**. Total addressable market: Influencer marketing, is predicted to be a $10B market by 2020.

   1. As we scale our influencer campaigns and user base, we will begin tapping into this market by offering customized sponsorships to capture the dedicated Ad spend from brands.

 **Partner network**

Leveraging the reach of iconic athletes
Distribution channels with direct, authentic communication

Because Win-Win helps pro athletes activate their fanbase more efficiently, in support of causes they care deeply about, the pro athletes promote Win-Win campaigns without being paid their normal influencer campaign fees.



Win-Win provides a way for fans to support our efforts in a way that is fun, competitive, and rewarding for all

-Malcolm Jenkins

2x SB Champion | Investor in Win-Win





it was definitely a no-brainer for me to work with Win-Win…. supporting a great cause for a place I call my 2nd home

-Patrick Peterson, AZ Cardinals, #21

To continue scaling its partnership network, Win-Win has established relationships within several large sports and talent agencies, including Wasserman Media Group and CAA Sports.

 **Press**





Win-Win Founder,
Mike T. Brown
THINKING CAP
WIN-WIN
"Win-Win might just have the winning formula to excite sports fans & athletes, and benefit worthy causes!"
Forbes
Compete. Contribute. Win.
TryWinWin.com

Forbes NBC ESPN
Inside Philanthropy
SB NATION RADIO
BLACK ENTERPRISE
Inc.
BUSINESS INSIDER
THE ROOT
FORTUNE
THE HUFFINGTON POST



Traction

Beta: reached early product-market

Industry leading engagement and conversion rates

We've dedicated 24 months of intense focus on running live test campaigns and making data-driven iterations to improve conversion throughout the user journey.

During our beta campaigns, we reached over 1M social media engagements (likes, comments, views) on live partner campaigns. We've doubled the industry standard click through rate (CTR) for organic posts, seeing an average CTR of 1.44% across our latest campaigns.

Today, nearly 5% of people who click an athlete's promotional link on social media fully convert into paid Win-Win users. The industry average for social media Full Funnel Conversion is 1.2%.

Beta Tournaments*: 41

Avg. Donation Amount: $53

Avg. Transaction Conversion: 22%

*13 tournaments hosted by athlete partners, 28 non-host test tournaments



Win-Win platform

Value exchange across the board

Creating an ecosystem of value that engages fans, influencers, charitable organizations, and brands

Our platform truly benefits all parties involved, enabling each to simultaneously deliver and extract desired value.

Athletes: Efficiently increase awareness for causes they care deeply about, while increasing personal brand positivity

Fans: Gain access to pricless experiences with iconic athletes, while earning tax benefits

Charities: Benefit from increased exposure and acquire new donors, including millennials

Brands: Acquire new customers through customized campaign sponsorship



Business model

We have two revenue streams

1. Win-Win retains 20% of every donor transaction

2. Brands pay recurring sponsorship fees for custom campaign integration

Donation model

Win-Win implements a unique structure, partnering with Win-Win Foundation to offer donors the maximum tax deduction allowed by law.

20% of all funds is paid to Win-Win App Inc (3rd party entity) as part of the foundation's administrative overhead.

"The average American believes that a charity should spend no more than 23% on overhead but that charities actually spend 36.9 cents on the dollar"

Source: NonProfit Times, "Where'd My Money go?", a survey by Grey Mattter Research & Consulting

eBay deploys a similar working model.

Natural expansion

Pro athletes are only the beginning

The Win-Win ecosystem of value is built for any `entity of influence`

Our platform was developed with expansion in mind, ensuring opportunities for massive scale.

With our high funnel conversion rates, we expect to scale revenue (and impact!) as we onboard partners with massive social media reach.

- **Professional teams**

- **Colleges and universities**

- **Musical artists**

- **Hollywood stars**

- **International celebrities**

- **eSports**

Win-Win aims to become THE go-to platform for any individual or entity with a fanbase or audience, seeking to raise funds for a cause or initiative. As partner expansion occurs, we will begin introducing new game formats more relevant to our new non-athlete partner types.

Comps

Competitors

Within charitable giving, our direct competitors offer a different format to potential donors and varying business models.

	WIN-WIN	DRAFTMATES	Prizeo	CHARITYBUZZ	Omaze
Platform Description	Gamified Giving; Pick Em tourney hosted by influencers - optional giving by users. **All users win. Prize decided by gameplay**	Fantasy For Good; traditional fantasy sports contests where **winnings are donated to charity** chosen by user. Est. 2018	Raffle Sweepstake; hosted by celebrities, fans join with minimum $10 donation. **Single winner selected by random draw.**	Charity Auctions; experiences and "luxuries", some offered by celebrities. **Highest bidder wins auction** item	Raffle Sweepstake; hosted by celebrities, fans join with minimum $10 donation. **Single winner selected by random draw**
Celebrity Experiences	✅	❌	✅	✅	✅
100% Tax Deductible	✅	❌	❌	❌	❌
Promo Distribution By Celebrity	✅	❌	✅	❌	✅
Total % Retained By Company	20%	15%	20% + variable costs	20%	20% + variable costs

Comparables

Within brand sponsorships, there are companies with similar models that would indicate Win-Win's value proposition to brands





HQ TRIVIA
Brand sponsored trivia contents
$15M
Post-Money: $100M+
• limited "exposure"
• zero user loyalty
opendorse
SaaS platform for athlete endorsements
$9.8M
• plug n play; brands seeking custom/unique

HQ Trivia: their 12 minute real-time trivia game has attracted large brand deals. As Win-Win scales, we expect our games to garner strong brand interest because users are led by their favorite influencers and are more engaged, for longer.

Opendorse: creates efficiency for brands seeking to leverage sports influencers for endorsements. With our highly customized integrations, offering brands a unique cross channel ecosystem of campaign assets including social and digital media, content, and activations, we expect to attract brands seeking stronger engagement.



Current investors

Over $1.2M raised in pre-seed funding

Win-Win features a great group of early investors, who each add significant value











500 | Sand Hill Angels | Duke | Backstage Capital

The Road Ahead

Win-Win 2019 full scale launch

With validated product-market fit, we are now preparing to scale operations

and marketing to drive hyper-growth!

"Total Revenue" only consists of Win-Win's portion of charitable proceeds and projected revenue from brand sponsorships. Total charitable dollars is not reflected.

	2019 - Q4	2020	2021	2022
Total Rev	$364K	$6.2M	$25.9M	$75.9M
Tournaments	17	148	294	349
Expenses	$841K	6.02M	$15.6M	$27.9M
Net Profit/Loss	($488K)	$54K	$9.8M	$46.4M



Win-win Houston homecoming

With established roots in Silicon Valley, Win-Win is relocating to the country's new SportsTech hub!

In March 2019, we finalized an exciting partnership deal with Cannon Ventures, which results in our relocation to Houston, TX in July 2019. Win-Win's new home will be within the world's largest tech co-working space in the world, a 120,000 square foot facility called The Cannon. The facility sits on a 32-acre entrepreneurial campus within Houston's newly established "Founders District".



🏆 **Founder & team**

MIKE TAUILIILI BROWN



NFL	Linebacker
Duke	2X All American
Draper University	Graduated #1
	Self-Taught
kiip	Growth Lead
500	Ranked Top 5
Nasdaq	Advisory Board

Note from the Founder:

Hello there!

First, thank you for coming to take a look at our Republic campaign page and learning about Win-Win. I'm so excited to be offering an opportunity for you to join us on this journey! I'm the type of person who puts in the necessary work and goes to lengths most people wouldn't dare, for the purpose of representing my family, accomplishing my goals, and inspiring others. My life experiences and, the accomplishments throughout, are a testament to my work ethic, and I pride myself on breaking down walls and overcoming adversity -- I've had to do it my entire life.

This is why I'm so excited! I know the work that I've put in, the great work our growing team has put in, and the valuable time our investors and advisors have invested in us. The world is getting ready to see the fruits of that labor, and our continued labor, so I'd like to welcome you aboard before we take off!

My wife and our two kids, MJ and Leila











THINKING CAP

Bianca Winslow

Operations Lead

Legal Counsel

Cooley

Amber Foxworth

User Acquisition

Jarrhette Burke



Design Lead

Advisors

Lisel Welden   **Malcolm Jenkins**   **Kwame Anku**

  

Lisel Welden, Sr. Marketing Advisor:
- StitchFix, VP of Customer Marketing
- Bleacher Report, Former VP of Marketing
- LYFT, Former VP of Marketing
- Nike, Brand Marketing
- Duke University Alum

Malcolm Jenkins, Partner Development Advisor:
- 2x Super Bowl Champion
- 3x Pro Bowl Defensive Back
- Walter Payton Man of the Year Nominee
- Owner of Damari Savile
- Ohio State University Alum

Kwame Anku, Sr. Strategy Advisor:
- Black Star Fund, Chairman and CEO
- Aspen Institute Fellow
- Black Angel Tech Fund, Co-Founder
- YesWeCode, Former Director of Partnerships
- Stanford University Alum

Join the Winning team!

Your investment will help us be the future of fundraising!

Team

	Michael Brown	Founder
	Bianca Winslow	Operations Lead
	Jarrhette Burke	Design Lead
	Amber Foxworth	User Acquisition
	Lisel Welden	Sr. Marketing Advisor
	Malcolm Jenkins	Partner Development Advisor
	Kwame Anku	Senior Strategy Advisor

Perks

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.